--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             GEOSCIENCE CORPORATION

                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             GEOSCIENCE CORPORATION

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  373636 10 9

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               J. RANKIN TIPPINS

                       VICE PRESIDENT AND GENERAL COUNSEL

                             GEOSCIENCE CORPORATION

                       10500 WESTOFFICE DRIVE, SUITE 200

                              HOUSTON, TEXAS 77042

                                 (713) 785-7790

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH A COPY TO:

                             THOMAS P. MASON, ESQ.

                             ANDREWS & KURTH L.L.P.

                             600 TRAVIS, SUITE 4200

                              HOUSTON, TEXAS 77002

                                 (713) 220-4200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is GeoScience Corporation, a Nevada corporation ("GeoScience"), and the address of the principal executive offices of GeoScience is 10500 Westoffice Drive, Suite 200, Houston, Texas 77042. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of GeoScience (the "GeoScience Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This statement relates to the cash tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated October 29, 1999 (the
"Schedule 14D-1"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit (a)(2) thereto, filed by Compagnie Generale de Geophysique ("Parent"), Sercel, Inc. ("Sercel"), CGG Americas, Inc. ("CGG Americas"), Sercel Holding S.A. ("Sercel Holding") and Sercel Acquisition Corp., a direct, wholly owned subsidiary of Sercel and an indirect, wholly owned subsidiary of the Parent ("Purchaser"), relating to the offer by the Purchaser to purchase all outstanding shares of GeoScience Common Stock (the "Shares") at a purchase price of $6.71 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger dated as of October 23, 1999 (the "Merger Agreement") by and among GeoScience, Parent and Purchaser, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

    The Schedule 14D-1 states that the address of the principal executive offices of the Purchaser is part of the principal executive offices of Sercel. Sercel is an Oklahoma corporation with its principal executive offices located at 17155 Park Row, Houston, Texas 77084. Sercel is owned 100% by CGG Americas. CGG Americas is a Texas corporation, with its principal executive offices located at 16430 Park Ten Place, Houston, Texas 77084 and is owned 40% by Sercel Holding and 60% by the Parent. Sercel Holding is a French limited liability company registered in the Registrar of Commerce of Nantes, with its principal executive offices located at 16, rue de Bel-Air, 44470 Carquefou Loire Atlantique and is wholly owned by the Parent. Parent is a French societe anonyme, with its principal executive offices located at 1, rue Leon Migaux, 91341 Massy, France. A copy of the joint press release issued by Purchaser and GeoScience on October 26, 1999 is filed as Exhibit 3 hereto and incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of GeoScience, which is the entity filing this statement, are set forth in Item 1 above.

    (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between GeoScience or its affiliates and (i) GeoScience, its executive officers, directors or affiliates or
(ii) Purchaser, Parent or any of their executive officers, directors or affiliates.

    THE MERGER AGREEMENT.

    The summary of the material terms of the Merger Agreement that follows is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. This summary may not contain all the information that is important to you. Accordingly, the Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used under this caption "The Merger Agreement" and not defined have the respective meanings assigned to those terms in the Merger Agreement.

    THE OFFER. The Merger Agreement contemplates the commencement of the Offer and prescribes conditions to the consummation of the Offer. For a description of the Offer Conditions, see below under "--Certain Conditions of the Offer." Assuming the prior satisfaction or waiver of the Offer Conditions, the Parent will cause the Purchaser to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date or any extension thereof.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement and Nevada Law, at the Effective Time, the Purchaser will be merged with and into GeoScience. In the event the Purchaser acquires at least 90% of the Shares in the Offer, the Parent may elect at its sole discretion instead to merge GeoScience into the Purchaser, which would not require the approval of GeoScience's Stockholders under Nevada Law. In either case, the directors and officers of the Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified or until their earlier death, resignation or removal.

    CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any Stockholder, each Share (except Shares held in GeoScience's treasury and Shares owned by the Parent or any of its Subsidiaries, which will be canceled and no consideration will be paid with respect thereto) issued and outstanding immediately before the Effective Time will be converted into the right to receive the Per Share Amount, or such higher per share amount as is paid in the Offer. At the Effective Time, each share of common stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation. As a result of the Merger, GeoScience will become an indirect, wholly owned subsidiary of the Parent.

    STOCK OPTION PLANS AND OPTIONS. The Merger Agreement provides that GeoScience will use its reasonable best efforts to provide that, at the Effective Time, each holder of a then-outstanding option to purchase Shares under any of GeoScience's stock option plans, whether or not then exercisable, will, in settlement thereof, receive from GeoScience for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"). All Options will be terminated as of the Effective Time and thereafter represent only the right to receive the Option Consideration. No Option Consideration will be paid with respect to any Option unless, at or prior to the time of such payment, such Option is canceled and the holder of such Option has executed and delivered a release of any and all rights the holder had or may have had in respect of such Option. GeoScience has agreed to use its reasonable best efforts to assure that following the Effective Time no holder of Options shall have the right to acquire equity securities of GeoScience, the Surviving Corporation or any subsidiary and to terminate all Options and rights to do so.

    REPRESENTATIONS AND WARRANTIES OF GEOSCIENCE. Pursuant to the Merger Agreement, GeoScience has made representations and warranties about, among other things, (a) the organization, corporate powers and qualifications of GeoScience and each of its Subsidiaries, (b) the corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, (c) the capitalization of GeoScience, (d) GeoScience's Subsidiaries, (e) interests in other companies, (f) the absence of any conflicts, breaches or defaults triggered by the Merger Agreement and the transactions contemplated by the Merger Agreement, (g) its compliance with Laws,
(h) the accuracy of GeoScience's documents filed with the Commission,
(i) GeoScience's financial statements and financial condition, (j) the absence of certain litigation, (k) the absence of certain changes to GeoScience's business, (l) Taxes, (m) Intellectual Property and real property,
(n) millennium compliance, (o) material contracts of GeoScience, (p) compliance with Environmental Laws, (q) Company Benefit Plans and ERISA compliance, and
(r) brokerage or finders fees. Certain of the representations and warranties of GeoScience will survive the Effective Time and may serve as the basis of a claim for indemnification by the Parent from

GeoScience's majority shareholder, Tech-Sym Corporation ("Tech-Sym"), subject to the terms, conditions and limitations set forth in the Shareholder Agreement. See "The Shareholder Agreement--Rights to Indemnification."

    REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER. Pursuant to the Merger Agreement, the Parent and the Purchaser have made representations and warranties about, among other things, (a) the organization, corporate powers and qualifications of the Parent and the Purchaser, (b) the corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, (c) the absence of any conflicts, breaches or defaults triggered by the Merger Agreement and the transactions contemplated by the Merger Agreement, (d) the absence of brokerage or finders fees, (e) the accuracy of documents filed by the Parent with the Commission, (f) the Parent's financial statements and (g) the financing of the Offer and the Merger. None of the representations and warranties of the Parent or the Purchaser will survive the Effective Time.

    CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The completion of the Merger depends upon the satisfaction of a number of customary conditions, including completion of the Offer in accordance with the terms of the Merger Agreement, approval of the Merger by GeoScience's Stockholders in the manner required by Nevada Law, and the absence of any legal restraint preventing consummation of the Merger.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares, and (subject to any such rules or regulations) may postpone the acceptance for payment or payment for any Shares tendered, and, subject to the terms of the Merger Agreement, may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for pursuant to the Offer) (a) unless the following conditions have been satisfied: (1) the Minimum Condition and (2) the Regulatory Approvals and the Antitrust Approvals or (b) if at any time on or after the date of the Merger Agreement and before the Expiration Date (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall have occurred:

           (1) Any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which
       (i) restricts, prevents or prohibits consummation of the transactions contemplated by any of the Merger Agreement, including the Offer or the Merger, (ii) prohibits, limits or otherwise adversely affects the ownership or operation by the Parent or any of its subsidiaries of all or any material portion of the business or assets of GeoScience and its subsidiaries or compels GeoScience, the Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of GeoScience and its subsidiaries,
       (iii) imposes material limitations on the ability of the Parent, the Purchaser or any other Subsidiary of the Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, or (iv) in connection with the Offer or the Merger or the transactions contemplated by the Merger Agreement, affects the Purchaser, GeoScience or any of their respective affiliates in a manner which, in the sole judgment of the Purchaser, may have or be likely to have a Company Material Adverse Effect (as defined in the Merger Agreement) or a material adverse effect on the Purchaser or any of its affiliates or otherwise makes consummation of the Offer or the Merger or the consummation of the transactions contemplated by the Merger Agreement unduly burdensome; or

           (2) There shall be instituted or pending any action or proceeding before any United States or foreign court or Governmental Entity by any United States or foreign Governmental Entity seeking any order, decree or injunction having any effect set forth in paragraph (1) above; or

           (3) The representations and warranties of GeoScience contained in this Agreement (i) that are qualified by materiality or Company Material Adverse Effect shall not be so true and correct as of the Expiration Date (as the same may be extended from time to time) and (ii) that are not qualified by materiality or Company Material Adverse Effect shall not be true and correct in all material respects as of the Expiration Date (as the same may be extended from time to time), in each case as though made anew on and as of such date (except for representations and warranties made as of a specified date, which shall be so true and correct as of the specified date); or

           (4) GeoScience shall not have performed or complied in all material respects with its covenants under the Merger Agreement and such failure continues until the later of (i) 15 calendar days after actual receipt by it of written notice from the Parent setting forth in reasonable detail the nature of such failure or (ii) the Expiration Date; or

           (5) There shall have occurred any material adverse change, or any development that is reasonably likely to result in a material adverse change, in the business, financial condition, results of operations or prospects of GeoScience and its subsidiaries, taken as a whole, other than any such material adverse effect resulting from (i) factors generally affecting the marine seismic industry, the oil field services industry or the United States economy, (ii) the exercise or threatened exercise by Petroleum Geophysical Services ("PGS") of the option to acquire a non-exclusive right to use certain intellectual property of GeoScience as described in the After Sales Support Agreement, dated as of January 4, 1995, between PGS and Syntron, Inc., a copy of which has been provided by GeoScience to the Purchaser, or (iii) any failure by GeoScience to meet any specific financial projections or any change in the financial projections provided to the Purchaser or the Parent, or any of their representatives or advisors, whether provided before or after the date of the Merger Agreement, provided, however, that this clause
       (iii) shall not exclude any material adverse effect resulting from any change, effect, event or condition that has had or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of GeoScience and its subsidiaries, taken as a whole; or

           (6) The Merger Agreement shall have been terminated in accordance with its terms; or

           (7) The GeoScience Board shall have (i) withdrawn or materially modified or changed its recommendation of the Offer, the Merger or the Merger Agreement (including by amendment of Schedule 14D-9) in a manner adverse to the Purchaser or the Parent or failed to reconfirm its approval or recommendation within five Business Days after a written request to do so, (ii) approved or recommended, or proposed publicly to approve or recommend, any Company Takeover Proposal, (iii) authorized or caused GeoScience to enter into a Company Acquisition Agreement, or
       (iv) resolved or publicly disclosed any intention to do any of the foregoing; or

           (8) There shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE or the Paris BOURSE, (ii) a decline of at least 20% in either the Dow Jones Average of Industrial Stocks, the Standard & Poor's 500 Index or CAC-40 index from the date of the Merger Agreement, (iii) the declaration of a banking moratorium or any limitation or suspension of payments in respect of the extension of credit by banks or other lending institutions in the United States, (iv) any commencement of war, armed hostilities or other international or national calamity directly involving the United States or having a significant adverse effect on the functionality of financial markets in the United States, or (v) in the case of any of the foregoing, existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

           (9) The Parent Financing Approvals shall not have been obtained; or

           (10) The Parent shall not have consummated the rights offering for its ordinary shares in the United States and Europe with gross aggregate proceeds of at least FRF 300,000,000 to the Parent; or

           (11) At the time of the consummation of the Offer, the Parent shall not have funds available to it from the Financing sufficient to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement (the conditions referred to in paragraphs (9), (10) and (11) are referred to herein collectively as the "Financing Conditions"); or

           (12) The "Termination Date" under each of the Loan Agreement, dated as of December 6, 1996 (as amended), between the Company and Wells Fargo Bank (Texas), National Association, as agent, and the Loan Agreement, dated as of December 6, 1996 (as amended), between Syntron, Inc. and Wells Fargo Bank (Texas), National Association, as agent, shall not have been extended to the Offer Completion Date.

    The foregoing conditions are for the sole benefit of the Purchaser and its Affiliates and may be asserted by the Purchaser, or the Parent on behalf of the Purchaser, regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its Affiliates other than a material breach by the Purchaser or the Parent of the Merger Agreement) giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right and may be asserted at any time and from time to time. Any good faith determination by the Purchaser concerning any of the events described herein will be final and binding.

    COVENANTS. The Merger Agreement requires GeoScience and its Subsidiaries, from the date of the Merger Agreement until the Effective Time, to operate their respective businesses in the ordinary course and to use their reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and other key employees and to preserve their relationships with all key customers, suppliers and other Persons having business dealings with them. The Merger Agreement restricts GeoScience from entering into certain types of transactions outside the ordinary course of business without the consent of the Parent, including, among others, paying dividends, making changes in its capital structure, redeeming its capital stock, issuing additional shares of capital stock or rights to acquire its capital stock, amending its organizational documents, making material dispositions of assets, incurring certain additional indebtedness, amending its employee benefit or compensation plans, permitting liens on its property or assets and entering into or amending certain material contracts.

    EMPLOYEE BENEFITS. The Merger Agreement provides that, for a one year period from the Effective Time, the Surviving Corporation will provide benefits to the employees of GeoScience and its Subsidiaries that are not materially less favorable in the aggregate than those currently provided by GeoScience (other than those related to the equity securities of GeoScience). Participants will be credited with their service with GeoScience in determining their right to participate and vesting under any successor employee plans.

    DIRECTORS. Promptly upon the purchase of Shares pursuant to the Offer, the Parent will be entitled to designate such number of directors, rounded up to the next whole number, as will give the Parent representation on GeoScience Board (including committees of GeoScience Board) that is proportionate to its ownership interest in GeoScience, subject to compliance with Section 14(f) of the Exchange Act. Notwithstanding the foregoing, at all times prior to the Effective Time, the GeoScience Board will include at least two directors of GeoScience who are currently directors of GeoScience (the "Continuing Directors"). After the appointment of the Parent's designees to GeoScience Board, all decisions on behalf of GeoScience with respect to the Merger Agreement or any amendment of the Articles of Incorporation or Bylaws of GeoScience must be approved by a majority of the Continuing Directors.

    AGREEMENT TO DEFEND AND INDEMNIFY. The Surviving Corporation will assume all obligations to indemnify the current or former directors or officers of GeoScience and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time. GeoScience and the Surviving Corporation, as applicable, have agreed to maintain in effect for not less than six years after the Offer Completion Date policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of GeoScience and its Subsidiaries on the date of the Merger Agreement, with annual premiums not to exceed 150% of the annual premium currently paid by GeoScience and its Subsidiaries for such insurance.

    DIVIDENDS AND DISTRIBUTIONS. If between the date of the Merger Agreement and the Effective Time the outstanding Shares have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the amount payable in the Offer will be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The Merger Agreement provides that GeoScience and its Subsidiaries will not without the prior written consent of the Parent (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (c) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or (d) redeem, purchase or otherwise acquire any shares of capital stock of GeoScience or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

    NO SOLICITATION. The Merger Agreement requires GeoScience, its affiliates and their respective representatives to cease any existing discussions or negotiations immediately with any parties with respect to any Company Takeover Proposal. In addition, GeoScience has agreed not to, and to not permit its Subsidiaries to, solicit, initiate, encourage (including, without limitation, by way of furnishing information), participate in any discussions or negotiations, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes or reasonably may give rise to any Company Takeover Proposal, other than if the failure to do so would result in a breach of GeoScience Board's fiduciary duties to the Stockholders under applicable Law. If GeoScience Board receives a Company Takeover Proposal that it did not solicit and that did not result from the breach of any of the provisions in the Merger Agreement by GeoScience and that it determines in good faith is a Superior Proposal, GeoScience Board may furnish information and participate in negotiations regarding such Superior Proposal. If the GeoScience Board determines that the failure to accept such Superior Proposal would result in a breach of its fiduciary obligations under applicable Law, the GeoScience Board may withdraw or modify its recommendation or approval of the Offer, the Merger or the Merger Agreement, terminate the Merger Agreement and/or approve or recommend a Superior Proposal. GeoScience, however, must provide the Parent with at least five business days' notice of its intention to terminate the Merger Agreement and information regarding the terms of any Superior Proposal to enable the Parent the opportunity to modify its proposal so that such alternative proposal would no longer be a Superior Proposal. The taking of certain actions in connection with a Company Takeover Proposal will result in the payment by GeoScience of a $1.5 million termination fee under certain circumstances. See "--Termination Fees."

    TERMINATION. The Merger Agreement may be terminated at any time whether or not GeoScience Stockholder Approval or the Parent Stockholder Approval has been obtained, by the mutual consent of the Parent and GeoScience, or by action of the Board of Directors of either party under the following circumstances:

- The Merger is not completed by February 15, 2000 (the "Outside Date"), other than due to the breach of the terminating party, provided that the Outside Date will be extended to March 31, 2000 if the

  Merger has not occurred by February 15, 2000 because (a) any applicable Antitrust Approvals or waiting periods under the HSR Act or the antitrust laws of the European Union or any member country thereof have not been obtained or have not expired, as the case may be, or (b) at least 90% of the Voting Securities were not tendered (and not withdrawn) in the Offer; or

- A court or other Governmental Entity enjoins, restrains or otherwise prohibits the Offer, the Merger or any other transactions contemplated by the Merger Agreement pursuant to a final, nonappealable order; or

- The Offer is not consummated due to the failure of any of the Offer Conditions (See "--Certain Conditions of the Offer"); or

- The other party is in material breach of its representations and warranties contained in the Merger Agreement and such party has not cured such breach within 15 days after written notice of such breach and such breach could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the breaching party; or

- The other party is in material breach of its covenants under the Merger Agreement and such party has not cured such breach within 15 days after written notice of such breach.

In addition, GeoScience may terminate the Merger Agreement as described above under "No Solicitation" and the Parent may terminate the Merger Agreement if:

    - The GeoScience Board authorizes or causes GeoScience to enter into an agreement with respect to a Company Takeover Proposal; or

    - The GeoScience Board changes in a manner adverse to the Parent, withdraws or fails to reconfirm its recommendation of the Merger; or

    - GeoScience approves or recommends a Company Takeover Proposal; or

    - The GeoScience Board resolves to withdraw or modify its recommendation or approve or recommend a Company Takeover Proposal; or

    - GeoScience or any of its officers, directors, employees, representatives or agents materially breaches the "No Solicitation" covenant; or

    - The Parent's stockholders shall not have approved the reserved capital increase necessary to consummate the Beacon Financing (the "Parent Stockholder Approval").

    TERMINATION FEES. GeoScience is required to pay the Parent a termination fee of $1.5 million in any of the following circumstances set forth in items 1 through 5 below:

    1. GeoScience terminates the Merger Agreement as described under "No Solicitation" above; or

    2. The Parent terminates the Merger Agreement because the GeoScience Board accepts, or enters into, an agreement with respect to a Company Takeover Proposal or the GeoScience Board changes in a manner adverse to the Parent, withdraws or fails to reconfirm its recommendation of the Offer or the Merger or approves or recommends a Company Takeover Proposal; or

    3. The Parent terminates the Merger Agreement because GeoScience violates the "No Solicitation" provisions described above; or

    4. The Parent terminates the Merger Agreement and the Offer has not been consummated prior to the Outside Date or the Offer has not been consummated as a result of the failure of any of the Offer Conditions and each of the following clauses (a), (b) and (c) shall be true:

    (a) At the time of such termination:

       - The Minimum Condition has not been satisfied; and

       - The Parent Stockholder Approval and the approval of the Parent's Board of Directors of the capital increase necessary to consummate the Rights Offering have been obtained; and

       - GeoScience is in breach of its representations, warranties or covenants under the Merger Agreement or there shall have occurred a material adverse change in GeoScience or GeoScience's senior lender shall have failed to extend the termination date of its loans to GeoScience to the Offer Completion Date so as to result in any such case in a failure of one of the Offer Conditions; and

       - The Parent and the Purchaser are not in breach of their representations, warranties or covenants under the Merger Agreement so as to give GeoScience a right to terminate the Merger Agreement; and

    (b) Prior to such termination, a Company Takeover Proposal or an intention to make a Company Takeover Proposal shall have been publicly disclosed; and

    (c) Prior to such termination or within six months after such termination, GeoScience or any Subsidiary shall have entered into a Company Acquisition Agreement or closed a Company Takeover Proposal; or

    5. The Parent terminates the Merger Agreement because GeoScience is in material breach of any of its representations, warranties or covenants and at the time of the termination (a) a Company Takeover Proposal or an intention to make a Company Takeover Proposal had been publicly disclosed and (b) prior to or within six months from the termination a Company Acquisition Agreement is entered into or a Company Takeover Proposal is closed.

    The Parent is required to pay GeoScience a termination fee of $1.5 million if all of the following have occurred:

  - The Merger Agreement is terminated either (a) by the Parent or GeoScience because the Offer has not been consummated prior to the Outside Date or
    (b) by the Parent because the Parent Stockholder Approval was not obtained; and

  - At the time of such termination any Financing Condition shall not have been satisfied; and

  - At the time of such termination the Parent is not entitled to terminate the Merger Agreement due to a material breach by GeoScience of its representations, warranties or covenants under the Merger Agreement or under circumstances relating to a Company Takeover Proposal or a change in the recommendation of the GeoScience Board (in each case, as described under "--Termination" above).

    AMENDMENT. The Merger Agreement may be amended by GeoScience, the Parent and the Purchaser, by action taken by their respective Boards of Directors (or similar governing bodies), at any time before or after approval by the Stockholders of matters presented in connection with the Merger. Notwithstanding the foregoing, after any such Stockholder approval, no amendment may be made which by Law requires the further approval of the Stockholders without obtaining such further approval.

    WAIVER. Subject to the limitations set forth in the Merger Agreement, at any time prior to the Effective Time, any party to the Merger Agreement may
(a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties or in any document delivered under the Merger Agreement, and
(c) waive compliance with any of the agreements or conditions.

    THE SHAREHOLDER AGREEMENT

    The following is a summary of the material terms of the Shareholder Agreement and is qualified in its entirety by reference to the complete text of the Shareholder Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. This summary may not contain all the information that is important to you. Accordingly, the Shareholder Agreement should be read in its entirety for a more complete description of the matters summarized below. Defined terms used under this caption "The Shareholder Agreement" and not defined have the respective meanings assigned to those terms in the Shareholder Agreement.

    In connection with the execution of the Merger Agreement, Tech-Sym, the Purchaser and the Parent have entered into the Shareholder Agreement. Tech-Sym beneficially owns 80.1% of the currently outstanding Shares and 73.3% of the Shares calculated on a fully diluted basis as of the date hereof. All of the Shares beneficially owned by Tech-Sym, including any Shares acquired by Tech-Sym and its affiliates after the date of the Shareholder Agreement (collectively, the "Offer Shares"), are subject to the terms of the Shareholder Agreement.

    SALE OF SHARES. Tech-Sym has agreed to tender, pursuant to and in accordance with the terms of the Offer, all of the Offer Shares not later than the fifth Business Day after commencement of the Offer, and to not withdraw such Shares. In the event that, notwithstanding the foregoing sentence, any Offer Shares are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Offer Shares will remain subject to the terms of the Shareholder Agreement.

    PROXY. Tech-Sym has granted the Parent, the Purchaser or any nominee thereof, an irrevocable proxy to vote all the Shares Tech-Sym beneficially owns at the time of such vote, (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby and (b) against (1) any Company Takeover Proposal, (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of GeoScience under the Merger Agreement, and (3) certain material transactions or other actions that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Shareholder Agreement and the Merger Agreement.

    THE PARENT OPTION. Tech-Sym has granted the Parent an irrevocable option to purchase for cash any or all of the Shares beneficially owned by Tech-Sym at the Per Share Amount (the "Parent Option"). Subject to the closing conditions set forth above, the Parent Option may be exercised by the Parent, in whole or in part, if (a) Tech-Sym has not validly tendered, or has withdrawn, Tech-Sym's Shares prior to the Expiration Date or (b) the Merger Agreement becomes terminable under circumstances that could entitle the Parent to termination fees (regardless of whether the Merger Agreement is actually terminated). The Parent Option terminates upon termination of the Merger Agreement; however, if such termination arose under circumstances that could entitle the Parent to receive the Company Termination Fee, the Parent Option will not terminate until 180 days after such termination of the Merger Agreement. The 180-day period referred to above will be extended in order to obtain any required Regulatory or Antitrust Approvals that, if not obtained, would have the effect of making the purchase of Tech-Sym's Shares illegal.

    The obligation of Tech-Sym to sell the Shares to the Parent or the Parent's nominee is subject to the conditions that (a) all waiting periods for the Antitrust Approvals have expired or have been terminated, (b) all Regulatory Approvals have been obtained or made, the failure of which to have obtained or made would have the effect of making the purchase of Shares by the Parent or the Parent's nominee illegal, and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such sale or acquisition is in effect.

    SHARE TRANSACTIONS. During the term of the Shareholder Agreement, Tech-Sym has agreed not to take certain actions that could frustrate the performance by Tech-Sym of its obligations under the Shareholder Agreement, including, among others, accepting any tender or exchange offer for the Shares (other than the Offer) or otherwise selling, transferring, pledging, assigning, hypothecating or otherwise disposing of, or encumbering with any Lien, any of the Shares, or depositing the Shares into a voting trust, entering into a voting agreement or arrangement with respect to the Shares, or granting any proxy or power of attorney with respect to the Shares, except pursuant to the Shareholder Agreement.

    NO SOLICITATION. Tech-Sym has agreed not to solicit, participate in any negotiations or discussions regarding, initiate or encourage submission of proposals or offers from any Person relating to, or that could reasonably be expected to lead to, any Company Takeover Proposal. Tech-Sym has agreed to advise the Parent immediately in writing of the receipt of request for information or any inquiries or proposals relating to any Company Takeover Proposal.

    RELATED TRANSACTIONS. The Parent has agreed that, within five business days after a majority of the GeoScience Board is comprised of Parent's designees, it shall (i) deliver to Tech-Sym releases from the guarantees given by Tech-Sym to lenders under two of GeoScience's bank credit facilities and (ii) pay, or cause to be paid, all amounts owed by GeoScience to Tech-Sym for loans made, if any, by Tech-Sym to GeoScience after the date of the Shareholder Agreement and all amounts owed by GeoScience to Tech-Sym pursuant to the terms of the Corporate Services Agreement and the Tax Allocation Agreement entered into between Tech-Sym and GeoScience in May 1996.

    TAX ELECTION. Tech-Sym and the Purchaser have agreed to join in a timely election pursuant to Section 338(h)(10) of the Internal Revenue Code (and under any comparable provision of any state or local law) ("338(h)(10) Election") with respect to the Shares and each target affiliate, as such term is defined in
Section 338(h)(6) of the Internal Revenue Code, of GeoScience ("Target Affiliate"), the effect of which be that the purchase of the Shares by the Purchaser will be treated as a sale of assets by GeoScience and each Target Affiliate for federal income tax purposes and for applicable state and local tax purposes. Any tax liability arising with respect to the 338(h)(10) Election will be the responsibility of Tech-Sym.

    RIGHTS TO INDEMNIFICATION. Tech-Sym has agreed to indemnify the Parent, the Purchaser and their respective affiliates for (i) breach of any representation, warranty or covenant of Tech-Sym in the Shareholder Agreement, (ii) breach of any covenant of GeoScience in the Merger Agreement, (iii) breach by GeoScience of its representations and warranties in the Merger Agreement as to organization, authority and good standing; authorization and effectiveness of the Merger Agreement; GeoScience's capital structure; GeoScience's Subsidiaries; and other interests; GeoScience's Commission filings and financial statements; litigation; required approvals; and brokers and finders fees, and (iv) subject to individual exceptions, claims by Persons who are not employees of GeoScience or any of its Subsidiaries resulting from the termination of their Options as of the Effective Time. Tech-Sym's obligation to indemnify the Parent, the Purchaser and their respective affiliates for breaches of GeoScience's representations and warranties under the Merger Agreement applies only with respect to claims asserted prior to April 30, 2001. Tech-Sym has no such liability unless the aggregate liability of the Parent and its affiliates resulting from a breach of such representations and warranties exceeds $500,000. Its aggregate liability for breaches of GeoScience's representations and warranties is limited to $10 million.

    The Parent and the Purchaser have agreed to indemnify Tech-Sym and its affiliates for damages resulting from the breach of any representation, warranty or covenant of the Parent or the Purchaser contained in the Merger Agreement or the Shareholder Agreement. Parent and Purchaser have also agreed to indemnify, reimburse and hold harmless Tech-Sym and its affiliates from and against all damages asserted against or incurred by Tech-Sym and its affiliates, and for all payments made or required to be made by Tech-Sym and its affiliates, in respect of any of the guarantees issued by Tech-Sym with respect to indebtedness of GeoScience to the extent such damages or payments arise out of (i) the change in control of GeoScience due to the consummation of the Offer or the Merger or
(ii) events occurring after a majority of the GeoScience Board is comprised of Parent's designees (other than damages arising from a GeoScience breach prior to such change in the GeoScience Board).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION.

    THE GEOSCIENCE BOARD BELIEVES THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GEOSCIENCE AND ITS STOCKHOLDERS. THE BOARD (WITH ONE DIRECTOR DISSENTING) HAS APPROVED THE MERGER AND RECOMMENDS THAT THE GEOSCIENCE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR GEOSCIENCE COMMON STOCK. The Board's determination and recommendation were made at the Board's October 22, 1999 meeting at which all of GeoScience's directors were present in person or by conference telephone.

    Any determination of fairness involves many different issues and considerations, and is inherently subjective. Each member of the GeoScience Board is or was either an officer or director of Tech-Sym or a subsidiary of Tech-Sym. Further, although Tech-Sym is entitled to the same Per Share Amount in the Offer and the Merger as all other holders of GeoScience Common Stock, Tech-Sym has interests that may be different from those of the other stockholders of GeoScience. In particular, Tech-Sym has guaranteed eighty percent (80%) of the indebtedness of GeoScience under two bank credit facilities of GeoScience. The outstanding principal amount under these facilities was approximately $25 million as of September 30, 1999. Tech-Sym and GeoScience are also parties to a Tax Allocation Agreement and a Corporate Services Agreement, each of which was entered at the time GeoScience completed its initial public offering of common stock in May 1996.

    The Corporate Services Agreement specifies that Tech-Sym will provide to GeoScience advisory management services, certain accounting, financial reporting, auditing, finance and treasury services, employee benefits administration, insurance procurement, tax planning, governmental reporting and legal services. Charges for the services or products provided by third parties are based on the actual costs incurred. Charges for all other services or products are based on an allocation of direct and indirect costs. Indirect costs, which consist of general and administrative expenses related to the management personnel of Tech-Sym (including salaries and bonuses), are allocated pursuant to a formula that takes into account the relative payroll, operating revenue, tangible capital assets and inventory of GeoScience in relation to those of Tech-Sym's subsidiaries in the aggregate. For the years 1997 and 1998, and for the nine months ended September 30, 1999, Tech-Sym allocated
$1.7 million, $2.0 million and $1.1 million to GeoScience, pursuant to the Corporate Services Agreement.

    The Tax Allocation Agreement provides for (i) the allocation and payment of taxes for periods during which GeoScience and Tech-Sym (or its affiliates other than GeoScience and its subsidiaries) are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, (ii) the allocation of responsibility for the filing of tax returns, (iii) the conduct of tax audits and the handling of tax controversies and (iv) various related matters. For periods during which GeoScience is included in Tech-Sym's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns, GeoScience is required to pay to or entitled to receive from Tech-Sym its allocable portion of the consolidated federal income and state tax liability or credits. In August 1999, Tech-Sym purchased additional shares of GeoScience Common Stock which increased its percentage ownership to approximately 80% and enabled Tech-Sym to file a consolidated tax return with respect to periods, or partial periods, from and after the date of achieving ownership at the 80% level.

    Pursuant to the Shareholder Agreement, Tech-Sym has (a) agreed to tender to the Purchaser in the Offer all Shares beneficially owned by Tech-Sym, which represented as of the date of the Shareholder Agreement 73% of the outstanding shares on a fully diluted basis, (b) granted to the Parent an irrevocable proxy to vote Tech-Sym's Shares in favor of the Merger and against proposals adverse to or conflicting with the transactions contemplated by the Merger Agreement, and (c) granted to the Purchaser an option to purchase the Shares beneficially owned by it at the Per Share Amount under certain circumstances. The option is exercisable in whole or in part if, among other things, the Merger Agreement becomes terminable under circumstances that could entitle the Purchaser to termination fees under the Merger Agreement (regardless of whether the Merger Agreement is actually terminated).

    In addition, the Shareholder Agreement provides that Parent shall, within five business days after a majority of the GeoScience Board is comprised of Parent's designees, (i) deliver to Tech-Sym releases from guarantees that Tech-Sym has provided to certain lenders of GeoScience and (ii) pay, or cause to be paid, amounts owed by GeoScience to Tech-Sym pursuant to the Corporate Services Agreement and the Tax Allocation Agreement. The Shareholder Agreement also provides that Tech-Sym and the Purchaser shall jointly make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the Shares. Tech-Sym's acceptance of a Section 338(h)(10) election allowed for maximization of the stock selling pricing by permitting the Purchaser to obtain full fair market value tax basis in each of the operating assets purchased. Net after-tax proceeds received by Tech-Sym were not compromised by the election. Finally, the Shareholder Agreement provides that (i) Tech-Sym will indemnify the Parent and its affiliates with respect to certain matters, including breach of representations and warranties made by GeoScience in the Merger Agreement and
(ii) the Parent and the Purchaser will indemnify Tech-Sym for certain matters. See "Item 3. Identity and Background--Shareholder Agreement."

    Tech-Sym's interests are different from those of the other holders of GeoScience Common Stock and, as each of the members of the GeoScience Board are also either an officer or director of Tech-Sym or one of its subsidiaries, we encourage you not to rely solely on the recommendation of the GeoScience Board in determining whether to accept the Offer and tender your Shares, but rather to independently consider the information included herein as well as other available information about GeoScience.

    The GeoScience Board's recommendation is based in part on the oral opinion delivered by Morgan Keegan on October 20, 1999, that as of that date, the consideration to be received by the stockholders of GeoScience pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of GeoScience. Morgan Keegan subsequently confirmed its opinion in writing on October 22, 1999, following the board meeting. The full text of the opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Morgan Keegan, is set forth as
Exhibit 5 hereto and is incorporated by reference herein.

    (b) REASONS FOR THE RECOMMENDATION.

BACKGROUND OF THE MERGER AND OFFER

    In 1995 and again in 1997, representatives of Parent discussed with the managements of GeoScience and Tech-Sym the possibility of a strategic alliance between Sercel, Inc. and GeoScience's subsidiary Syntron, Inc. The purposes of the alliance would have been to develop jointly a new marine seismic data acquisition system and to cooperatively market both marine and land seismic acquisition systems. In order to facilitate the purposes of the alliance, the Parent expressed interest in exchanging shares of the Parent or Sercel for shares in GeoScience or Syntron, or purchasing from GeoScience newly issued shares. On both occasions, those discussions terminated, largely because of the inability of the parties to agree on the relative value of the companies, the structure for the transaction, or the control of the companies.

    In July, 1998, Mr. Lesage, the Chairman and Chief Executive Officer of the Parent, contacted Wendell W. Gamel, Chairman of the Board of Tech-Sym, and J. Michael Camp, who had just been elected as the President and Chief Executive Officer of Tech-Sym. In Paris, France, on July 23, 1998, Messrs. Lesage, Camp and Richard F. Miles, President of GeoScience, exchanged ideas about the possible combination of Sercel and Syntron. However, subsequent discussions terminated when the seismic exploration industry suffered a sharp decline in August, 1998, due to the fall in global crude oil prices.

    In December 1998, the Boards of Directors of GeoScience and Tech-Sym received an unsolicited offer from Core Laboratories, N.V. to merge with GeoScience. During the following weeks, GeoScience representatives negotiated with representatives of Core Laboratories and on January 18, 1999, Core Laboratories, GeoScience and Tech-Sym executed a definitive merger agreement pursuant to which GeoScience would merge with and into a wholly owned subsidiary of Core Laboratories, subject to customary conditions including stockholder and regulatory approvals. Under the terms of the merger agreement, GeoScience stockholders would have received in the merger 0.6788 of a Core Laboratories common share and $2.46 in cash for each Share owned by them at the time of the merger (which implied a price of $17.90 per Share based on the closing price of Core Laboratories' common shares on January 15, 1999).

    Tech-Sym, GeoScience and Core Laboratories subsequently terminated the proposed merger in March 1999. GeoScience believes that the continuing malaise among marine oilfield service contractors, which could result in reduced orders at Syntron, caused Core Laboratories to reassess the proposed transaction. As part of the termination, Core Laboratories paid GeoScience $3 million through the cancellation of an equal amount of working capital advances previously made by Core Laboratories to GeoScience.

    In June, 1999, representatives of The Beacon Group Energy Investment Fund II, L.P. pursued discussions with management of GeoScience and Tech-Sym regarding a management-led buyout of GeoScience to be financed by Beacon. On June 28, 1999, Richard Aube, Director of Beacon, and John Reynolds of Lime Rock Partners, met with Messrs. Miles and Camp regarding Tech-Sym's willingness to entertain a management buyout of GeoScience with lead funding by Beacon and Lime Rock. Mr. Camp responded that he would report their interest to the Tech-Sym and GeoScience Boards and reply to Beacon.

    During a telephone conference with the Tech-Sym Board of Directors on July 1, 1999, Mr. Camp advised the Board of the indication of interest received from Beacon and Lime Rock. The Tech-Sym Board concluded that its management should continue discussions regarding a GeoScience management-led buyout and further agreed that Mr. Miles' participation in the activity would be acceptable to the Board. Mr. Camp subsequently called Mr. Aube and reported that the Board held no reservations regarding Mr. Miles participating in a management buyout.

    On July 8, 1999, Mike Harris, a representative from Morgan Keegan, and
Mr. Camp met with representatives of a seismic equipment manufacturer ("Offeror 2") to discuss Tech-Sym's objectives regarding GeoScience. Mr. Camp, during a special telephonic meeting of the Tech-Sym Board on July 12, 1999, reported to the directors concerning his meeting with Offeror 2. On July 27, 1999, representatives of Offeror 2 met with Messrs. Miles, Harris and Camp to initiate discussions regarding the possibility of a merger of GeoScience with Offeror 2.

    On August 4, 1999, Mr. Camp telephoned representatives of a manufacturer of marine acoustic equipment used for anti-submarine warfare ("Offeror 3") and discussed a possible transaction involving GeoScience and Offeror 3. Two days later, management of Tech-Sym and GeoScience met with management of Offeror 3.

    Mr. Camp and a representative of Offeror 2 had a telephonic discussion on August 5, 1999 regarding the possible terms of a cash and stock merger between Offeror 2 and GeoScience. Several weeks later, on August 27, 1999, Mr. Camp met with representatives of Offeror 2 to discuss their perspectives regarding relative valuations in a cash and stock merger of Offeror 2 and GeoScience.
Mr. Camp also spoke by telephone with a representative of a marine seismic streamer manufacturer ("Offeror 4") concerning its interest in acquiring GeoScience.

    Beacon submitted a draft letter agreement on September 3, 1999, to Tech-Sym and GeoScience, setting forth the proposed terms of the acquisition of all of the equity of GeoScience. The letter agreement proposed an offering price of $75 million, less forgiveness of $5.8 million of indebtedness to Tech-Sym, provided Tech-Sym remained obligated on its guarantee of GeoScience's indebtedness for a period of three years following closing. In addition, Beacon proposed a break-up fee of $1 million plus expenses. When third-party debt to be assumed or paid was considered, the transaction value was approximately
$104 million. On September 7, 1999, Messrs. Camp and Aube spoke by telephone regarding the terms in the draft letter agreement. Mr. Camp suggested that certain terms be eliminated, including the Tech-Sym guarantee of GeoScience debt, forgiveness of GeoScience debt to Tech-Sym, and the $1 million break-up fee. In a telephonic briefing of the Tech-Sym Board of Directors on September 9, 1999, Mr. Camp reported to the directors regarding the discussions with representatives from Beacon and the other offerors.

    On September 10 and September 13, 1999, Mr. Camp and a Beacon representative spoke by telephone concerning the draft letter agreement. Mr. Camp suggested that the price should be increased to $7.50 per share and that Tech-Sym would consider a $10 million unsecured promissory note as part of the consideration for Tech-Sym's shares of GeoScience Common Stock so that Beacon could close the transaction within its cash constraints.

    On September 14, 1999, Mr. Camp spoke with a representative of Offeror 4 regarding alternative offer approaches such as using a combination of stock and cash as consideration. The representative of Offeror 4 provided Mr. Camp with an update on its progress toward establishing a definitively valued offer for GeoScience.

    After several conversations between Mr. Aube and J. Rankin Tippins, Vice President and General Counsel of both GeoScience and Tech-Sym, Beacon submitted a revised draft letter agreement on September 17, 1999. The draft letter proposed that Beacon would pay $75 million for all the equity of GeoScience, $10 million of which would be paid to Tech-Sym in the form of a subordinated promissory note, all debt and intercompany payables due by GeoScience to Tech-Sym would be forgiven, and Tech-Sym would be released from its guarantees of GeoScience debt. Further, the letter agreement provided that GeoScience would pay Beacon a fee of $350,000 plus expenses if GeoScience entered into another transaction during a 45-day exclusivity period, and that the agreement would not be legally binding upon the parties. Messrs. Camp and Aube discussed by telephone on September 18, 1999, a future timetable of events. Mr. Aube stated that GeoScience would have until September 21, 1999, to decide whether to proceed with Beacon's letter agreement or the offer would be rescinded.

    On September 20, 1999, Mr. Camp met with representatives of another seismic streamer manufacturer ("Offeror 5") to discuss its interest in merging with GeoScience. Mr. Camp also spoke by telephone with Offeror 4 during which a range of potential offer prices was discussed. Mr. Camp informed Offeror 4 that its suggested price range was not acceptable. Mr. Camp telephoned Robert Semmens of Beacon to request an extension of the deadline from September 21, 1999 to September 22, 1999, which extension was granted.

    On September 21, 1999, the Board of Directors of Tech-Sym held a special meeting by telephone to review the proposal from Beacon, the status of discussions with other interested parties, and to discuss possible courses of action with management and the Company's legal and financial advisors. The Board authorized Tech-Sym's management to proceed with negotiations with Beacon. Based on that authorization, Mr. Camp spoke by telephone with Beacon representatives on September 22, 1999 to address certain minor revisions to the draft letter agreement. Mr. Camp received an updated letter of interest from Offeror 2 but informed Offeror 2 that its suggested price range was not acceptable. Beacon submitted a final version of its letter agreement, which Tech-Sym and Beacon executed on September 22, 1999.

    A Beacon representative telephoned Mr. Camp on October 2, 1999 to advise him that the Parent was interested in acquiring GeoScience, utilizing cash to be invested in Parent by Beacon, on substantially the same terms as set forth in the Beacon letter agreement. Mr. Camp was also advised that a condition to Beacon's funding of the acquisition would be a successful share capital increase by Parent. After preliminary discussions, on October 4, 1999, Mr. Camp met with a representative of Beacon and Thierry La Roux, Senior Executive Vice President of Parent, to establish a schedule for due diligence and the process by which a definitive agreement could be negotiated. Mr. Camp met with the staff of Tech-Sym and telephoned Mr. Miles of GeoScience and Mr. Harris of Morgan Keegan to inform them of the status of, and proposed schedule for, the transaction.
Mr. Camp also individually notified, in written form, the Tech-Sym Board of Directors of the changes and proposed schedule via electronic messaging with further telephonic briefings of several Directors in reply. The following day, a meeting was held at Syntron with the executive staffs of GeoScience and Parent to begin the due diligence investigation process which continued for more than two weeks.

    Between October 6 and October 15, 1999, numerous meetings and discussions were held between representatives of GeoScience, Parent, Beacon and their respective legal and financial advisers concerning various business and legal issues with respect to the proposed transaction and the operations of GeoScience.

    On October 14, 1999, the Tech-Sym Board held a telephone conference to receive reports from management regarding the status of the negotiations and to discuss various issues relating to the proposed transaction.

    On October 18, 1999, Messrs. Camp and Tippins met a representative of Beacon and Messrs. La Roux, Jean-Maurice Dalongeville, Chief Financial Officer of Sercel, S.A., George Wood and Pascal Rouiller, executives of Sercel, S.A., and Ms. Valerie Fery, an in-house attorney at the Parent at the offices of Sercel, to finalize all business issues regarding the form of the proposed acquisition. During the negotiations that followed, the executive staff of Tech-Sym continued their review of the various transaction agreements and issues relating thereto. Mr. Camp conversed by telephone with W. Lichtenstein and W. L. Creech, members of the Board of Directors of Tech-Sym regarding the status of negotiations.
Mr. Camp also agreed by telephone with Beacon and the Parent that the purchase price would be reduced to $67 million since GeoScience had paid its debts to Tech-Sym following the last published financial statement and the $10 million subordinated note to Tech-Sym was eliminated. A telephone conference with representatives of Tech-Sym and the Parent occurred to address remaining identified issues. Tech-Sym required that the Parent would make an offer for all remaining shares of GeoScience on terms and conditions no less favorable than those that might be agreed for its majority interest. In addition to the value of GeoScience, the issues discussed included Tech-Sym's willingness to indemnify the Parent for various matters relating to GeoScience, the implications of an election under Section 338(h)(10) of the Internal Revenue Code to treat the transaction as an asset sale, and the circumstances under which either the Parent or GeoScience would be entitled to terminate the transaction and the consequences of any such termination. At the conclusion of such discussions, the parties agreed to recommend to their respective Board of Directors an all cash offer for all Shares at the Per Share Amount, or an aggregate of $67 million, and on the other terms and conditions described herein. Tech-Sym valued the transaction at approximately $102 million when debt to be assumed or paid by the Parent was considered.

    On October 20 and October 22, 1999, meetings of the GeoScience Board were held with all members present. At the meetings, the Board received presentations from management and GeoScience's legal and financial advisors regarding Parent's offer and reviewed the proposed forms of Merger Agreement and Shareholder Agreement. The Board considered Morgan Keegan's oral opinion (subsequently confirmed in writing) that, as of that date and subject to the matters described by it and set forth in the written opinion, the consideration to be received by the stockholders of GeoScience pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of GeoScience. Following the discussion, five members of the Board voted in favor of the transactions contemplated by the Merger Agreement and one member voted against.

    On Saturday, October 23, 1999, Mr. Camp met in New York City with representatives of Beacon and the Parent to execute the Merger Agreement and the Shareholder Agreement. On October 26, 1999, GeoScience and the Parent jointly announced that they had entered into the Merger Agreement.

FACTORS CONSIDERED BY THE GEOSCIENCE BOARD.

    In determining to recommend to GeoScience's stockholders that they accept the Offer and tender their Common Stock pursuant thereto, the GeoScience Board considered a number of factors, including, without limitation, the following:

(i) the Board's familiarity with and review of GeoScience's business, financial condition, results of operations, business strategy and prospects, including the current weakness in the marine seismic industry and the anticipated continuation of such weakness for the near future;

(ii) the financial and other terms and conditions of the Merger Agreement and the Shareholder Agreement, and the fact that the $6.71 per share cash consideration offered for the Common Stock in the Offer and Merger was higher than the consideration proposed by any other interested party in connection with the Board's process of evaluating strategic alternatives;

(iii) the written opinion, dated October 22, 1999, of Morgan Keegan that, as of such date, the consideration to be received by the stockholders of GeoScience pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of GeoScience (a copy of the opinion, setting forth procedures followed, assumptions made, areas of reliance and other matters considered by Morgan Keegan in arriving at their opinion, is attached as Exhibit 5 to this Schedule and is incorporated herein by reference, and should be read in its entirety); in considering such opinion, the Board was aware that, upon delivery thereof, Morgan Keegan became entitled to certain fees described in Item 5 below in connection with its engagement by GeoScience and that, in addition, Morgan Keegan expressed no opinion or recommendation as to how the stockholders of GeoScience should vote with respect to the Merger;

(iv) the presentations of Morgan Keegan in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger;

(v) the historic and recent market prices of the Shares and the fact that the $6.71 per share Offer price represents, among other things, a premium of 8% over the closing price for the Common Stock on the Nasdaq National Market on the trading day before the Board's recommendation of the Offer, a premium of 5% over such closing price on the day one week before the Board's recommendation of the Offer and a discount of 4% under such closing price four weeks before such recommendation;

(vi) the terms and conditions of the Offer and the Merger Agreement, including that the Offer is subject to minimum tender conditions and that the Board is entitled, prior to the consummation of the Offer, to terminate the Merger Agreement and withdraw its recommendation of the Offer in order to approve an alternative transaction with a third party on terms more favorable to GeoScience's stockholders from a financial point of view than the Offer and the Merger taken together, provided that GeoScience is obligated to pay Parent a fee of $1.5 million upon any such termination (such amount representing approximately 2.2% of the aggregate cash consideration of $67 million); in assessing the termination fee, the Board of Directors considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring GeoScience;

(vii) the terms of the Shareholder Agreement, including those terms which would make it unlikely that a third party would make a bid to acquire GeoScience prior to the termination of the Merger Agreement and, in certain circumstances, for a period of six months thereafter;

(vii) the financial ability of Parent to consummate the Offer and the Merger;

(ix) the possible impact of the Offer and the Merger and of alternatives thereto on GeoScience's business and prospects; and

(x) the fact that, following the consummation of the Offer and the Merger, the current stockholders of GeoScience will no longer be able to participate in any increases or decreases in the value of GeoScience business and profits.

    The foregoing discussion of the information and facts considered by the Board is not intended to be exclusive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

    OPINION OF GEOSCIENCE AND TECH-SYM'S FINANCIAL ADVISOR. The GeoScience and Tech-Sym Boards of Directors engaged Morgan Keegan to act as their financial advisor in connection with the transaction contemplated by the Merger Agreement. Morgan Keegan was selected on the basis of its knowledge of GeoScience as well as of the oil services industry. The GeoScience and Tech-Sym Boards of Directors instructed Morgan Keegan, in its role as financial advisor, to evaluate the fairness, from a financial point of view, to the holders of shares of GeoScience Common Stock, of the consideration to be paid by such holders pursuant to the Merger Agreement and, in such regard, to conduct such investigations as Morgan Keegan deemed appropriate for such purpose. No limitations were placed by the Boards of Directors or management of GeoScience and Tech-Sym with respect to the investigations made or the procedures followed by Morgan Keegan in preparing and rendering its opinion, and GeoScience and Tech-Sym and their management cooperated fully with Morgan Keegan in connection therewith.

    On October 22, 1999, Morgan Keegan rendered its written opinion to the GeoScience and Tech-Sym Boards of Directors to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the consideration to be received was fair to the holders of GeoScience and Tech-Sym Common Stock from a financial point of view (the "Morgan Keegan Opinion"). Certain financial analyses used by Morgan Keegan in connection with rendering the Morgan Keegan Opinion to the GeoScience and Tech-Sym Boards of Directors are summarized under "Analyses by Morgan Keegan" below.

    The full text of the Morgan Keegan Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Exhibit 5 to this
Schedule 14D-9. GeoScience shareholders are urged to, and should, read the Morgan Keegan Opinion carefully and in its entirety. The Morgan Keegan Opinion was provided to the GeoScience and Tech-Sym Boards of Directors and is directed only to the fairness, from a financial point of view of the consideration to be received by holders of shares of GeoScience Common Stock pursuant to the Merger Agreement, and it does not address any other aspect of the merger. The summary of the Morgan Keegan Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

    In conducting its analysis and rendering its opinion, Morgan Keegan reviewed and considered such financial and other factors it deemed appropriate under the circumstances including, among others, the following:

    (1) reviewed certain publicly available consolidated financial statements of GeoScience and certain other relevant financial and operating data of GeoScience made available to Morgan Keegan from published sources and by officers of GeoScience;

    (2) reviewed certain internal financial and operating information, including certain projections, relating to GeoScience prepared by the management of GeoScience;

    (3) discussed the business, financial condition and prospects of GeoScience with certain officers of GeoScience;

    (4) reviewed the financial terms of the Transaction;

    (5) reviewed the financial terms, to the extent publicly available, of certain similar transactions Morgan Keegan deemed relevant;

    (6) reviewed certain publicly available information relating to certain companies Morgan Keegan deemed appropriate in analyzing GeoScience;

    (7) reviewed the trading history of GeoScience's Common Stock;

    (8) reviewed a draft of the Merger Agreement;

    (9) reviewed certain publicly available consolidated financial statements of Compagnie Generale de Geophysique ("CGG") and certain other relevant financial and operating data of CGG made available to Morgan Keegan from published sources and by officers of CGG;

   (10) performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as Morgan Keegan deemed relevant.

    In preparing its opinion, Morgan Keegan did not independently verify any of the foregoing information and assumed and relied upon the accuracy and completeness of all such information and further relied upon the assurances of management of GeoScience that they are not aware of any facts that would make such information inaccurate. With respect to the financial forecasts and projections made available to Morgan Keegan and used in Morgan Keegan's analysis, Morgan Keegan assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of GeoScience as to the expected future financial performance of GeoScience. Morgan Keegan was not engaged to assess the ability of GeoScience to achieve such projections or assumptions. In addition, Morgan Keegan did not conduct a physical inspection or appraisal of any of the assets, properties, or facilities of GeoScience nor has it been furnished with any such evaluation or appraisal.

    ANALYSES BY MORGAN KEEGAN. The following is a summary of analyses presented by Morgan Keegan to the Board of Directors on October 22, 1999 (the "Morgan Keegan Report") in connection with its opinion. In performing its analyses, Morgan Keegan used closing stock prices as of October 21, 1999 and assumed the consideration to be received by the stockholders of GeoScience to be $6.71 per GeoScience share ("Merger Consideration").

    COMPARABLE COMPANY ANALYSIS. Morgan Keegan compared selected historical and projected market value multiples of a group of publicly-traded companies which manufacture seismic data acquisition equipment or utilize such equipment to acquire and process seismic data that it deemed to be comparable to GeoScience (the "Peer Group"). This group consisted of Compagnie Generale de Geophysique, Core Laboratories N.V., Dawson Geophysical Company, Eagle Geophysical, Inc., Input/Output, Inc., OMNI Energy Services Corporation, OYO Geospace Corporation, Paradigm Geophysical Ltd., Petroleum Geo-Services ASA (PGS), Seitel, Inc., and Veritas DGC Inc. No company used in Morgan Keegan's analysis was identical to GeoScience. Accordingly, Morgan Keegan considered the market multiples for the composite of the Peer Group to be more relevant than the market multiples of any single company.

    Morgan Keegan calculated a range of implied values based upon the market multiples of companies in the Peer Group and applied them to the historical and projected results of GeoScience in order to determine a range of implied values for the shares of GeoScience. Morgan Keegan calculated the multiples of adjusted market value (i.e., equity market capitalization plus debt and the liquidation/book value of preferred stock less cash and equivalents) to latest twelve months ("LTM") revenues, Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), Earnings Before Interest and Taxes ("EBIT") and multiples of market value (equity market capitalization) to net income and tangible book value (book value less goodwill and other intangible assets). Morgan Keegan applied the multiples of the Peer Group to GeoScience's LTM revenues, EBITDA, EBIT, net income and tangible book value.

    The following table summarizes the composite market multiples for the Peer Group based upon closing prices as of October 21, 1999:

                                                                                PEER GROUP
                                                               --------------------------------------------
                                                                  LOW       HIGH       MEAN       MEDIAN
                                                               ---------  ---------  ---------  -----------
MULTIPLES OF ADJ. MARKET VALUE
  LTM Revenue................................................       0.7x       4.2x       1.7x        1.4x
  LTM EBITDA.................................................       3.5x      13.0x       7.6x        7.9x
  LTM EBIT...................................................       8.8x      23.2x      17.2x       19.5x

MULTIPLES OF MARKET VALUE
  LTM Net Income.............................................       8.0x      34.8x      21.3x       19.6x
  Tangible Book Value of Equity..............................       0.1x      12.1x       2.2x        1.1x

    In order to derive an implied equity value per share for GeoScience based upon the market multiples of the Peer Group, Morgan Keegan applied the median Peer Group multiples to GeoScience's LTM EBITDA and tangible book value. Morgan Keegan excluded LTM EBIT and LTM net income because both measures yielded a negative implied equity value, thereby making the application of a Peer Group multiple not meaningful. Application of the median Peer Group multiples to GeoScience resulted in an implied price per share of $2.07 based on LTM EBITDA and $6.50 based on tangible book value of equity.

    PREMIUM ANALYSIS. Morgan Keegan reviewed publicly available information concerning percentage premiums paid in 11 oil services industry transactions announced since January 1, 1998, and derived an implied price per share based upon the median premiums paid in these transactions. Morgan Keegan then calculated the median premiums represented by the offer price per share in those transactions over the market price of the securities four weeks, one week and one day prior to the public announcement of the proposed transaction.

    The following table summarizes the median percentage premiums paid in the transactions reviewed by Morgan Keegan as well as the implied equity value per share resulting from the application of the median premiums to GeoScience. The following information is calculated based on implied Merger Consideration of $6.71.

                                                                                               IMPLIED PREMIUM
                                                                                               (DISCOUNT) PER
                                                 LOW       HIGH        MEAN        MEDIAN     GEOSCIENCE SHARE
                                              ---------  ---------  -----------  -----------  -----------------
PREMIUM (DISCOUNT) BASE UPON:
One Day Prior to Announcement...............      -10.7%      47.0%       18.6%        13.7%            7.4%
One Week Prior to Announcement..............      -14.5%      59.6%       23.8%        16.3%           18.6%
Four Weeks Prior to Announcement............       -7.2%      66.7%       21.6%        18.3%           -9.8%

    The implied price resulting from the application of these median premiums to GeoScience ranged from $7.11 to $7.39 per share, as compared to the Merger Consideration of $6.71 per share.

    DISCOUNTED CASH FLOW ANALYSIS. Morgan Keegan performed a discounted cash flow analysis to calculate GeoScience's implied price per share based on management's projections through December 31, 2003. Using this information, Morgan Keegan calculated the net present value of free cash flows GeoScience could generate through December 31, 2003, using discount rates ranging from 15.0% to 18.0%. Morgan Keegan also calculated the terminal value of GeoScience in the year 2003 based on multiples ranging from 5.5x to 6.5x EBITDA and discounted these terminal values using discount rates ranging from 15.0% to 18.0%. Morgan Keegan's judgment concerning the risks associated with the cash flows was a key factor in its determination of an appropriate discount rate to use in its analysis. The sum of the present value of the free cash flows and terminal values less outstanding debt (net of cash) yielded an implied price per share ranging from $5.56 to $8.21.

    The discounted cash flow analysis employs a number of assumptions, including the accuracy of management's projections and the subjective determination of an appropriate terminal value and discount rate to apply to the projected cash flows of the entity under examination. Variations in any of these assumptions or judgments could significantly alter the results of a discounted cash flow analysis.

    MERGERS AND ACQUISITIONS TRANSACTIONS ANALYSIS. In order to assess market pricing for oil service company acquisitions, Morgan Keegan identified six transactions in the oil service industry completed since January 1, 1998, or currently pending. Morgan Keegan considered this time period relevant to this analysis due to the significant change in market conditions for energy related companies and the corresponding effect on market valuations over the past twenty-four months. Morgan Keegan analyzed the range of revenue, EBITDA, EBIT, net income and book value multiples represented by the purchase price paid in the following transactions:

   STATUS               ACQUIROR                            TARGET
------------  ----------------------------  --------------------------------------
Completed     Key Energy Group, Inc.        Dawson Production Services, Inc.
Completed     R&B Falcon Corporation        Cliffs Drilling Company
Completed     Nabors Industries, Inc.       Bayard Drilling Technologies, Inc.
Completed     Veritas DEC Inc.              Entertec Resource Services, Inc.
Pending       Nabors Industries, Inc.       Pool Energy Services Company
Pending       Tuboscope, Inc.               Newpark Resources, Inc.

    The following table summarizes the range of multiples represented by the purchase prices paid in the transactions reviewed by Morgan Keegan:

                                                                                PEER GROUP
                                                               --------------------------------------------
                                                                  LOW       HIGH       MEAN       MEDIAN
                                                               ---------  ---------  ---------  -----------
MULTIPLES OF ADJ. MARKET VALUE
  LTM Revenue................................................       0.7x       3.5x       1.7x        1.5x
  LTM EBITDA.................................................       3.5x      28.0x      10.4x        7.9x
  LTM EBIT...................................................       4.4x      24.4x      12.3x       10.1x

MULTIPLES OF MARKET VALUE
  LTM Net Income.............................................       4.6x      28.9x      16.1x       15.5x
  Tangible Book Value of Equity..............................       0.5x       2.6x       1.3x        1.0x

    In order to derive an implied equity value per share for GeoScience based upon the acquisition multiples of the related oil service company acquisitions, Morgan Keegan applied the median acquisition multiples to GeoScience's LTM EBITDA and tangible book value. Morgan Keegan excluded LTM EBIT and LTM net income because both measures yielded a negative implied equity value, thereby making the application of a Peer Group multiple not meaningful. Application of the median transaction multiples to GeoScience resulted in an implied price per share of $2.05 based on LTM EBITDA and $5.70 based on tangible book value of equity.

    None of the transactions used in the mergers and acquisitions transactions analysis for comparative purposes was deemed to be identical to the transaction contemplated by the GeoScience and Tech-Sym Boards of Directors. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of the companies, including differences in pre-transaction operating performance, intangible or other assets associated with a target's business and not reflected in historical operating performance and/or other transaction specific factors such as the strategic nature of particular transactions. Mathematical analysis

(such as determining the average or median) is not, in itself, a meaningful method of using comparable transaction data.

    The summary of the Morgan Keegan Report set forth above does not purport to be a complete description of the presentation by Morgan Keegan of the Morgan Keegan Report to the Boards or of the analyses performed by Morgan Keegan. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Morgan Keegan believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analyses set forth in the Morgan Keegan Report and the Fairness Opinion. In addition, Morgan Keegan may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to represent the actual value of GeoScience.

    In performing its analyses, Morgan Keegan made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GeoScience. The analyses performed by Morgan Keegan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Keegan's analysis of the fairness of the consideration to be paid pursuant to the Merger and were provided to the Board in connection with the delivery of the Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, the Fairness Opinion and presentation to the Boards were one of many factors taken into consideration by the Boards in making their determination to approve the Merger Agreement.

    Morgan Keegan has expressed no opinion as to the prices at which GeoScience shares or CCG may trade following the date of its opinion.

    GeoScience has agreed to pay Morgan Keegan a fee of $250,000 at the time Morgan Keegan's opinion is delivered. An advisory fee of $300,000 less the opinion fee is payable upon the closing of the transaction. GeoScience also has agreed to indemnify Morgan Keegan against certain liabilities, including liabilities under the Federal securities laws. Tech-Sym has agreed to pay Morgan Keegan an advisory fee of $180,000 upon the closing of the transaction.

FIDUCIARY DUTY

    The GeoScience Board believes that the Offer and the Merger are fair to and in the best interests of holders of GeoScience Common Stock. Federal securities rules require full and accurate disclosure of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, including disclosure regarding the basis for a belief as to the fairness of the Offer and the Merger. GeoScience, Tech-Sym and their respective officers and directors do not disclaim any duties imposed upon them under the Federal securities laws.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    On January 6, 1999, the GeoScience Board engaged Morgan Keegan as its exclusive financial advisor for the purpose of providing financial advisory services to the GeoScience Board in connection with a potential sale of GeoScience. In consideration of such services, GeoScience has agreed to pay Morgan Keegan a fee of $250,000 at the time Morgan Keegan's opinion is delivered. An advisory fee of $300,000 less the opinion fee is payable upon the closing of the transaction. GeoScience also has agreed to indemnify Morgan Keegan against certain liabilities, including liabilities under the Federal securities laws. Tech-Sym has agreed to pay Morgan Keegan an advisory fee of $180,000 upon the closing of the transaction.

    Neither GeoScience nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the week of August 27, 1999, Tech-Sym acquired 95,000 additional shares of GeoScience Common Stock for an aggregate consideration of approximately $708,192, or an average price of $7.45 per share. As a result of the stock purchases, Tech-Sym's ownership of GeoScience exceeded 80% of the outstanding stock, thereby enabling Tech-Sym to consolidate the financial results of GeoScience for tax purposes. During the past sixty days, no other transactions in the GeoScience Common Stock have been effected by GeoScience or, to the best of GeoScience's knowledge, by any affiliate or subsidiary of GeoScience or any executive officer or director of Tech-Sym.

    (b) To the best of GeoScience's knowledge, all of its affiliates or subsidiaries and all of the executive officers and directors of Tech-Sym currently intend to tender all shares of GeoScience Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer, other than GeoScience Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Negotiations.

    Except as set forth in this Schedule, no negotiation is being undertaken or is underway by GeoScience or Tech-Sym in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving GeoScience or any Subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by GeoScience or any Subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of GeoScience; or (iv) any material change in the present capitalization or dividend policy of GeoScience.

    (b) Transactions and Other Matters.

    Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    CERTAIN FORWARD-LOOKING INFORMATION. During the course of discussions among the Parent, the Purchaser and GeoScience that led to the execution of the Merger Agreement, GeoScience provided the Parent with certain business and financial information that was not publicly available, including GeoScience's internal business plan for fiscal years 1999 and 2000 for its principal subsidiary, Syntron, Inc. (the information for GeoScience and its other subsidiaries not being material to the Parent's analysis). GeoScience's business plan for the year 1999 projects net revenue of Syntron, Inc. of between $90.2 and $95 million and a net operating loss of between $31.0 and $26.5 million. GeoScience's consolidated results are not expected to differ materially from Syntron, Inc.'s results. GeoScience's business plan for year 2000 projects net revenue of GeoScience of between $60 and $113 million and net operating income between $0 and $12 million. The actual results will depend largely on the conditions of the marine seismic industry and the success of GeoScience's new solid streamer cable product line. The foregoing forecasts make certain assumptions regarding GeoScience's revenues, variable and fixed costs, expenses, including interest expense, growth rates and certain other future conditions affecting GeoScience's results of operations. Under the Merger Agreement, GeoScience is under no obligation to update the forecast. These forecasts should be read together with the financial statements of GeoScience referred to herein.

    THE GEOSCIENCE FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FINANCIAL FORECASTS, AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THEY WERE PROVIDED TO THE PARENT. NONE OF THE PARENT, THE PURCHASER OR ANY OF THEIR REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THESE FORECASTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE FORECASTS ARE BASED UPON A VARIETY OF ASSUMPTIONS (NOT ALL OF WHICH WERE STATED THEREIN AND NOT ALL OF WHICH WERE PROVIDED TO THE PARENT OR THE PURCHASER) RELATING TO THE BUSINESSES OF GEOSCIENCE, WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF GEOSCIENCE AND THE PARENT. THERE CAN BE NO ASSURANCE THAT THESE FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE FORECASTS SET FORTH ABOVE SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE PARENT, THE PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR BY GEOSCIENCE OR ANY OF ITS AFFILIATES OR REPRESENTATIVES THAT THE FORECASTED RESULTS WILL BE ACHIEVED.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

        (1) Agreement and Plan of Merger, dated as of October 23, 1999, by and among GeoScience Corporation, Compagnie Generale de Geophysique and Sercel Acquisition Corp. (incorporated by reference to Exhibit 99.1 of GeoScience's Current Report on Form 8-K, filed October 28, 1999)

        (2) Shareholder Agreement, dated as of October 23, 1999, by and among Tech-Sym Corporation, Compagnie Generale de Geophysique and Sercel Acquisition Corp. (incorporated by reference to Exhibit 99.2 of GeoScience's Current Report on Form 8-K, filed October 28, 1999)

        (3) Joint Press Release issued by Compagnie Generale de Geophysique and GeoScience Corporation on October 26, 1999. (incorporated by reference to
    Exhibit 99.3 of GeoScience's Current Report on Form 8-K, filed October 28,
    1999)

        (4) Letter to holders of GeoScience Common Stock dated November 1,
    1999.+

        (5) Opinion of Morgan Keegan dated October 22, 1999.+

------------------------

+   Included in copies mailed to holders of GeoScience Common Stock.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 1999

                                          GEOSCIENCE CORPORATION

                                          By: /s/ J. Michael Camp
                                          --------------------------------------

                                          Name:  J. Michael Camp
                                          Title:   Chairman of the Board

                                                                           ANNEX

                             GEOSCIENCE CORPORATION
                       10500 WESTOFFICE DRIVE, SUITE 200
                              HOUSTON, TEXAS 77042
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

               NO VOTE OR OTHER ACTION OF GEOSCIENCE STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND A PROXY TO GEOSCIENCE
                            ------------------------

    This Information Statement is being mailed on or about November 1, 1999 as part of a Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of GeoScience Corporation, a Nevada corporation ("GeoScience" or the "Company") to the holders of shares of GeoScience Common Stock, par value $0.01 per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Compagnie Generale de Geophysique, a French societe anonyme ("Parent"), and the direct parent of Sercel Acquisition Corp., a Nevada corporation ("Purchaser"), of persons to the Board of Directors of GeoScience (the "GeoScience Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated October 23, 1999 (the "Merger Agreement") among GeoScience, Parent and Purchaser.

    The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, and from time to time thereafter, the Parent is entitled to designate such number of directors, rounded up to the next whole number, as will give the Parent representation on the GeoScience Board (including committees of the Company Board) that is proportionate to its ownership interest in the Company (the "Parent Designees"). Notwithstanding the foregoing, at all times prior to the Effective Time, the GeoScience Board will include at least two directors who are currently directors of GeoScience (the "Continuing Directors"). After the appointment of the Parent Designees to the GeoScience Board, all decisions on behalf of GeoScience with respect to the Merger Agreement and amendments of the Company's Articles of Incorporation and By-laws must be approved by a majority of the Continuing Directors. The Merger Agreement provides that, at the request of the Parent, GeoScience will promptly satisfy the Board Percentage by (a) increasing the size of GeoScience Board or
(b) using its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected by the Company Board, or both, and will use its reasonable best efforts to cause the Parent Designees promptly be so elected.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

GENERAL

    The outstanding voting securities of GeoScience as of October 26, 1999 consisted of 9,985,350 shares of Common Stock, with 919,325 shares reserved for issuance pursuant to outstanding stock options. The holders of Common Stock are entitled to one vote for each share held of record by them.

BENEFICIAL OWNERSHIP

    The following table indicates the beneficial ownership of Common Stock, as well as the common stock of Tech-Sym Corporation ("Tech-Sym"), as of October 26, 1999, with respect to (i) each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock,
(ii) each director, (iii) each executive officer named in the Summary Compensation Table herein and (iv) all directors and executive officers as a group.

                                                     GEOSCIENCE                               TECH-SYM
                                        SOLE VOTING    OPTIONS                SOLE VOTING      OPTIONS
                                            AND      EXERCISABLE                  AND        EXERCISABLE
                                        INVESTMENT    WITHIN 60     % OF       INVESTMENT     WITHIN 60     % OF
BENEFICIAL OWNER                           POWER        DAYS        CLASS        POWER          DAYS        CLASS
--------------------------------------  -----------  -----------  ---------  --------------  -----------  ---------
J. Michael Camp.......................      -0-           6,250           *       -0-            -0-              *
W. L. Creech..........................       41,000      24,000           *           1,000      21,000           *
Michael C. Forrest....................        2,500      24,000           *           1,500      26,000           *
Wendell W. Gamel......................        7,000      31,250           *          84,995(a)(b)     46,000         *
Richard F. Miles......................        3,200(a)     35,000         *             826(a)      2,000         *
Paul L. Harp..........................        1,900       7,500           *           3,559(a)      3,800         *
J. Rankin Tippins.....................        6,000      16,250           *          11,260      15,000           *
Tech-Sym Corporation..................    7,995,000(c)     -0-         80.1
  10500 Westoffice Drive
  Houston, Texas 77042
Directors and executive officers as a
  group (7 persons)...................       61,600     144,250           *         103,140     113,800         1.7%

BENEFICIAL OWNER
--------------------------------------
J. Michael Camp.......................
W. L. Creech..........................
Michael C. Forrest....................
Wendell W. Gamel......................
Richard F. Miles......................
Paul L. Harp..........................
J. Rankin Tippins.....................
Tech-Sym Corporation..................
  10500 Westoffice Drive
  Houston, Texas 77042
Directors and executive officers as a
  group (7 persons)...................

    *   Represents ownership of less than 1.0%.

    (a) Includes shares allocated to the employee through his participation in the GeoScience Retirement Plan or the Tech-Sym Retirement Plan.

    (b) Includes 5,000 shares held in trust for Mr. Gamel's adult children in which he disclaims beneficial ownership.

    (c) Pursuant to the arrangements described in Item 3(b) hereof, the Parent and Purchaser may be deemed to be the beneficial owners of all such Shares.

                             THE BOARD OF DIRECTORS

    The information contained in this Information Statement concerning the Parent Designees has been furnished to GeoScience by such persons, and GeoScience assumes no responsibility for the accuracy or completeness of the information.

PARENT DESIGNEES

    The Parent has informed GeoScience that it will choose the Parent Designees from the individuals shown in the table below to serve on the GeoScience Board. Each of the following individuals has consented to serve as a director of GeoScience if appointed or elected. None of the Parent Designees currently is a director of, or holds any position with the Company. To the Parent's knowledge, except as set forth below and in the Offer To Purchase, none of the Parent Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of GeoScience, nor has any such person been involved in any transaction with GeoScience or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the Parent Designees are set forth below. Unless otherwise indicated, each person is a citizen of the Republic of France and the business address of each person is c/o Compagnie Generale de Geophysique, l, rue Leon Migaux, 91341 Massy, France.

                                                           PRINCIPAL OCCUPATION OR OCCUPATIONS AND
NAME                                               AGE     DIRECTORSHIPS
----------------------------------------------  ---------  -----------------------------------------------------------
Robert Brunck.................................  50.......  Chairman and Chief Executive Officer of the Parent
                                                           (1999-Present); Vice Chairman and President (1998-1999) of
                                                           the Parent; President and Chief Operating Officer of the
                                                           Parent (1995-1998); Vice President of Administration and
                                                           Development (1991-1995) of the Parent.

Thierry Le Roux...............................         45  Senior Executive Vice President of the Parent's Geophysical
                                                           Equipment (1998-Present); Executive Vice President of the
                                                           Parent's Geophysical Equipment (1995-1998); Business
                                                           Development Manager of the Parent (1992-1995).

Pascal Rouiller...............................         65  Chief Operating Officer of Sercel (1996-Present); Vice
                                                           President for East Region of the Parent (1992-1996).

Jean-Maurice Dalongeville.....................         52  Chief Financial Officer and Secretary of Sercel
                                                           (1998-Present); Vice President, Investor Relations, Audit
                                                           and Secretary of the Parent (1995-1998).

George Wood...................................         50  Executive Vice President of Sercel (1998-Present); Vice
                                                           President for Manufacturing and Product Development, Tulsa,
                                                           of Sercel, Inc. (1997-1998); Western Geophysical, various
                                                           positions (1994-1997) (Citizen of the United States).

Pierre Baliguet...............................         43  Senior Vice President, Products Development of Sercel
                                                           (1999-Present); Vice President, Products Development of
                                                           Sercel (1996-1998); Research & Development Manager of
                                                           Sercel (1995-1996).

Michel Ponthus................................         53  Senior Executive Vice President, Administration & Finance,
                                                           and Group Chief Financial Officer of the Parent
                                                           (1998-Present); Group Chief Financial Officer of the Parent
                                                           (1995-1998); Administrative and Financial Vice President of
                                                           Petitjean Industries (1990-1995).

Didier Treussier..............................         54  Vice President, Corporate Human Resources of the Parent
                                                           (1997-Present); Deputy Vice President, Land Acquisition of
                                                           the Parent (1996-1997); Vice President, Equipment and
                                                           Logistics of the Parent (1994-1996).

CURRENT DIRECTORS

    The following sets forth the name, age as of the date hereof, term and current principal occupation or employment and five-year employment history for the six members currently serving on the GeoScience Board of Directors. The Company's Articles of Incorporation provide for the classification of the Company's Board of Directors into three classes (Class I, Class II and Class
III), having staggered terms. The terms of the persons currently serving on the Board expire at the annual meetings for the years indicated: Messrs. Camp, Forrest and Tippins, 2000; Messrs. Creech and Miles, 2001; and Mr. Gamel, 2002.

    WENDALL W. GAMEL, age 70, was Chairman of the Board of GeoScience from
March 1996 until August 1999. He is currently a director of Tech-Sym Corporation ("Tech-Sym"), the parent company of GeoScience and an independent business consultant. Mr. Gamel served as President and Chief Executive Officer of Tech-Sym from 1975 to April 30, 1998 and was Chairman of the Board of Tech-Sym from September 1980 to July 1999.

    J. MICHAEL CAMP, age 49, Director since 1998 and Chairman of the Board since August 1999. Mr. Camp has served as President and Chief Executive Officer of Tech-Sym since May of 1998 and Chairman of the Board of Tech-Sym since July 1999. Prior to joining Tech-Sym, Mr. Camp served as President and Chief Executive Officer of Olicom, Inc., a company that develops and markets computer network software and hardware products (from 1996 to 1998). Prior thereto, he served in various capacities at Northern Telecom Inc. including Vice President and General Manager of the Multimedia Business Applications Division (from 1993 to 1996), Vice President and General Manager of the Data Network Division (from 1992 to 1993), and General Manager of the Network Integration Division (from 1991 to 1992). Mr. Camp also serves as a director of Tech-Sym.

    MICHAEL C. FORREST, age 66, has been a director of the Company since
April 1996. Mr. Forrest has been a consultant for petroleum exploration since his retirement as the Senior Vice President of Technology and Business Development at Maxus Energy Corporation (an oil and gas exploration and production company), a position he held from 1994 to 1997. He originally joined Maxus in 1992 as Vice Chairman and Chief Operating Officer and served on its Board of Directors until it was acquired by YPF, S.A. in 1995. Previously, he was President of Pecten International Co., a company engaged in the business of oil and gas exploration that is a subsidiary of Shell U.S.A. During his 37 years of service with Shell, Mr. Forrest served in various exploration and management positions. Mr. Forrest also is a director of Tech-Sym Corporation.

    J. RANKIN TIPPINS, age 46, has been a director, Vice President, and General Counsel of the Company since March 1996, and served as Secretary of the Company from March 1996 until April 1997. Mr. Tippins also has been the General Counsel and Secretary of Tech-Sym for more than the past five years and has served as Vice President of Tech-Sym since May 1999.

    W. L. CREECH, age 72, has been a director of the Company since April 1996. Since his retirement from the United States Air Force as a Four Star General in 1984, General Creech has been an independent business consultant and speaker. He is the author of THE FIVE PILLARS OF TQM. General Creech also serves as a director of Tech-Sym, Comarco, Inc., and ESEA Corporation.

    RICHARD F. MILES, age 51, has been a director and the President of the Company since March 1996. In January 1998, Mr. Miles was elected President of Syntron, Inc. ("Syntron"), a subsidiary of the Company, a position he also held from January 1990 until November 1995 at which time he was elected Chairman of Syntron. In addition, Mr. Miles served as Chairman of CogniSeis
Development, Inc. ("CogniSeis"), a former subsidiary of the Company, from June 1995 to October 1997, and President of CogniSeis from January 1996 to October 1996. Prior to his association with Syntron and CogniSeis, Mr. Miles had been General Manager of Geosource Marine starting in 1984 and, when Halliburton Geophysical Services ("HGS") acquired Geosource Marine in 1988, he became the Manager of the HGS North America Marine and Central Marine Support, which continued the former marine seismic data acquisition business of Geosource Marine. Mr. Miles served as Chairman of the International Association of Geophysical Contractors (IAGC), an industry trade group, from March 1997 until March 1998.

BOARD COMMITTEES

    During 1998, the Board of Directors held five regular meetings and one special meeting. Committees of the Board of Directors included a Compensation Committee and an Audit Committee.

    The Audit Committee currently is composed of Messrs. Creech and Forrest. The Audit Committee held three meetings in 1998. The Audit Committee examines and considers matters relating to (i) the financial affairs of the Company, including reviewing the Company's annual financial statements, (ii) the scope and adequacy of the independent annual audit and internal audits, and (iii) the effectiveness and adequacy of the Company's internal and accounting controls, including matters addressed in the independent public accountants' letter to management.

    The Compensation Committee currently is composed of Messrs. Creech and Forrest. The Compensation Committee held four meetings during 1998. The Compensation Committee (i) considers and makes recommendations to the Board of Directors with respect to programs for human resource development and management organization and succession, (ii) approves changes in senior executive compensation, (iii) makes recommendations to the Board of Directors regarding compensation matters and policies over which the Board of Directors has final approval, and (iv) administers the Company's 1996 Equity Incentive Plan, as amended and restated ("Stock Plan"), including the selection of participants, the determination of the type and number of awards to be granted and any interpretation of the Stock Plan.

    During 1998, each of the directors of GeoScience attended at least 75% of the aggregate number of meetings of the Board of Directors and the respective committees on which he served.

COMPENSATION OF DIRECTORS

    Those members of the Board who are not employees of either the Company or Tech-Sym are paid (i) a fee of $1,000 for attendance at each Board meeting,
(ii) a fee of $250 for attendance at each meeting of a committee of the Board, and (iii) a fee of $500 for attendance at each meeting of a committee of the Board which they chair. Board members who are either employees of the Company or Tech-Sym do not receive any fees. Members of the Board who are not current or former employees of the Company or Tech-Sym also are paid an annual retainer of $12,000.

                             EXECUTIVE COMPENSATION

    The following table summarizes compensation with respect to the fiscal years ended December 31, 1998, 1997 and 1996 for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer. The remaining executive officers, Messrs. Camp, Tippins and Harp, are full-time employees of Tech-Sym but devote such time to the affairs of the Company as the Company's needs reasonably require from time to time. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under a Corporate Services Agreement between the Company and Tech-Sym. Accordingly, the cash compensation for these individuals is not paid by the Company and is not reported in the following table.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                                                            COMPENSATION
                                                                                     --------------------------
                                                                                           NO. OF SHARES
                                                             ANNUAL COMPENSATION(1)          UNDERLYING             ALL OTHER
                                                                                          OPTIONS GRANTED         COMPENSATION
                    NAME AND                                 ----------------------  --------------------------  ---------------
               PRINCIPAL POSITION                   YEAR     SALARY($)  BONUS($)(2)      GSCI         TSY(3)         ($)(4)
------------------------------------------------  ---------  ---------  -----------  -------------  -----------  ---------------
Richard F. Miles                                       1998    218,333      75,000        40,000           -0-          7,200
  President                                            1997    201,667      35,000        12,500           -0-           7179
                                                       1996    195,000     140,350(5)      25,000        5,000          6,854

    "GSCI"--GeoScience Corporation

    "TSY"--Tech-Sym Corporation

 (1) Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus of Mr. Miles.

 (2) Bonus amounts were earned during the years indicated, but paid in the first quarter of the following year.

 (3) Represents options granted in connection with services rendered to Tech-Sym.

 (4) Each of the amounts in this column are contributions by the Company to the executive officer's account in GeoScience's Retirement (401(k)) Plan.

 (5) Includes $66,000 paid by Tech-Sym.

    The following table sets forth information concerning an individual grant of stock options by the Company made during fiscal 1998 to Mr. Miles. It has not been the Company's policy to grant stock appreciation rights, and no such rights were granted during fiscal 1998.

                    STOCK OPTIONS GRANTED DURING FISCAL 1998

                                             NO. OF        % OF TOTAL
                                           SECURITIES        OPTIONS
                                           UNDERLYING      GRANTED TO        EXERCISE                    GRANT DATE
                                             OPTIONS      EMPLOYEES IN         PRICE      EXPIRATION       PRESENT
NAME                                         GRANTED       FISCAL YEAR       PER SHARE       DATE         VALUE(A)
-----------------------------------------  -----------  -----------------  -------------  -----------  ---------------
Richard F. Miles.........................      40,000              16        $   13.75      4/26/2008    $   365,560

------------------------

(a) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was used to estimate the value of the GeoScience options to be $9.139 for each option share as of the grant date of 4/27/98. The model's mathematical formula primarily is used to value traded stock options and is premised on immediate exercisability and transferability of the options. This is not true for the GeoScience options granted to executive officers and other employees. Therefore, the values shown are theoretical and are not intended to reflect the actual values the recipients eventually may realize, if any. Any ultimate value will depend on the excess of the stock price over the exercise price on the date the optionee, in his sole discretion, exercises the options. The following assumptions were used for the purpose of estimating the Grant Date Present
    Value: (i) option term of eight years, (ii) volatility of 56%,
    (iii) dividend yield of zero, (iv) and risk-free rate of return of 5.70%.

    The following table summarizes for Mr. Miles the number of Tech-Sym and GeoScience stock options and stock appreciation rights (SARs), if any, exercised during the year ended December 31, 1998, the aggregate dollar value realized upon exercise, the total number of unexercised options and SARs, if any, held at December 31, 1998, and the aggregate dollar value of in-the-money, unexercised options and SARs, if any, held at December 31, 1998. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the option or SAR. Value of the unexercised, in-the-money options or SARs at fiscal year-end is the difference between its exercise or base price and the fair market value of the underlying stock on December 31, 1998, which was $22.25 per share for Tech-Sym and $10.9375 per share for GeoScience. These values, unlike the amounts set forth in the column headed "value realized," have not been, and may never be realized. The underlying options or SARs have not been, and may not be, exercised; and actual gains, if any, on exercise will depend on the value of Tech-Sym and GeoScience Common Stock on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have not yet vested under the vesting schedule in Tech-Sym's 1990 Stock Option Plan or GeoScience's 1996 Equity Incentive Plan.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                                                            VALUE OF
                                                                                                          UNEXERCISED,
                                                                                 NUMBER OF SECURITIES     IN-THE-MONEY
                                                                                UNDERLYING UNEXERCISED       OPTIONS
                                                                               OPTIONS AT FISCAL YEAR-      AT FISCAL
                                                     SHARES                           END(#)(A)           YEAR-END($)(B)
                                                   ACQUIRED ON      VALUE     --------------------------  -------------
NAME                                   COMPANY     EXERCISE(#)   REALIZED($)  EXERCISABLE  UNEXERCISABLE   EXERCISABLE
-----------------------------------  -----------  -------------  -----------  -----------  -------------  -------------
Richard F. Miles...................        GSCI           -0-           -0-       15,625        61,875          4,883
                                            TSY         5,000     $  73,750          -0-         5,000            -0-


NAME                                 UNEXERCISABLE
-----------------------------------  -------------
Richard F. Miles...................       14,648
                                           5,000

------------------------

    "GSCI"--GeoScience Corporation

    "TSY"--Tech-Sym Corporation

    (a) Includes SARs awarded in tandem with each Tech-Sym stock option.

    (b) In-the-Money Options/SARs are those where the fair market value of the underlying security exceeds the exercise or base price of the option or SAR.

EXECUTIVE RETIREMENT AGREEMENT

    Mr. Miles is a party to a retirement agreement entered into with Tech-Sym in 1994 which provides for the payment to him of an annual retirement benefit for the remainder of his life commencing at his retirement on or after age 65 in an amount equal to 65% of his highest rate of base salary payable by Tech-Sym and its subsidiaries that is in effect at any time prior to his reaching age 61 ("Base Salary"). If Mr. Miles voluntarily terminates his employment prior to age 65, but on or after age 62, he shall commence receiving his retirement benefit reduced by 1.39% for each full calendar month which his date of termination precedes his 65th birthday, unless such reduction is waived by the Board of Tech-Sym. The applicable Base Salary of Mr. Miles for purposes of this agreement is $234,000. The agreement further provides for the payment of a surviving spouse's benefit equal to 37 1/2% of the Base Salary, which is payable annually upon his death to his surviving spouse, if any, for the lesser of ten years or the remainder of her life. Tech-Sym's obligation under the agreement to pay the retirement benefits terminates if Mr. Miles voluntarily leaves the employ of Tech-Sym prior to reaching age 62 (other than due to death or total and permanent disability) or is terminated for cause. The benefits remain payable in the event of the termination of employment prior to age 62 because of his total and permanent disability or his termination after reaching age 62, but in both instances are subject to reduction for their early commencement unless such reduction is waived by the board. Under the agreement, the surviving spouse's benefit is not payable if Mr. Miles voluntarily leaves the employ of Tech-Sym prior to age 62 or is terminated for cause, but is payable if he dies while still in the employ of Tech-Sym, or after his termination of employment after reaching age 62 or after his termination due to a disability. The agreement also provides Mr. Miles with continued company-provided health benefits after his retirement. The benefits under the agreement become 50% vested after ten years of continuous employment with an additional 10% each year thereafter until fully vested.

TERMINATION AGREEMENT

    Tech-Sym entered into a termination agreement with Mr. Miles in 1991 which provides that if Mr. Miles' employment is terminated during the three-year period following a Change in Control of Tech-Sym Corporation, as defined in the agreement, other than for cause or by Mr. Miles for other than "good reason," Mr. Miles will continue to be paid his Base Salary, participate in the Bonus Plan and receive certain other benefits for the remainder of such three-year period. Such payments to Mr. Miles would be reduced by (i) any amounts payable to Mr. Miles from other employment, and (ii) any amounts paid pursuant to the Executive Retirement Agreement entered into by and between Tech-Sym and Mr. Miles.

INCENTIVE BONUS PLANS

    The Company and its subsidiaries have incentive bonus plans which provide for incentive compensation for their officers and key employees. Under the Company's plan, the aggregate bonus pool from which such awards were made for 1998 did not exceed 2% of the Company's consolidated earnings before federal and state income taxes. The apportionment of that part of the Company's bonus pool paid to the executive officers is determined by the Board of Directors, pursuant to recommendations of the Compensation Committee, according to levels of responsibilities and individual performance. No bonus is payable if the Company fails to earn a profit.

    Under the incentive bonus plan for the Company's subsidiaries, directors, officers, and key employees of each of the subsidiaries are eligible to share in a bonus pool, calculated separately for each subsidiary, amounting to not less than 8% and not more than 15% of such subsidiary's annual earnings before state and federal income taxes. Bonus amounts earned in excess of 8% pre-tax earnings depend upon the degree by which each subsidiary exceeds certain performance criteria, such as sales, net profit and return on investment. The Committee recommended, and the Board approved, a 1998 bonus pool exceeding such limitations due to the unusual write down of inventory by a subsidiary. The apportionment of the total amount of the bonus and the recipients thereof are determined by the senior management of the Company and the respective subsidiary according to levels of responsibility and individual performance except that approval of the Board of Directors of the Company, pursuant to recommendations of the Compensation Committee, is required for an award to (i) any recipient whose annual salary is equal to or greater than $100,000 and (ii) any division or subsidiary general manager or chief executive officer, regardless of the amount of compensation. No bonus is payable if the subsidiary fails to earn a profit.

    The amount of the bonus pool of the Company and of each subsidiary is subject to reduction by the amount of (i) any bonuses such as year-end bonuses paid to employees for such year, (ii) the matching contributions which each such company would be required to make to the retirement plan, if any, on the total bonus pool amount for the accounts of its bonus recipients and (iii) certain marketing incentives paid to employees for such year.

                      CERTAIN TRANSACTIONS WITH MANAGEMENT

    The Company paid approximately $1.8 million, $1.7 million and $2.0 million to Tech-Sym in 1996, 1997 and 1998, respectively, in connection with management, financial, and legal services provided by Tech-Sym to the Company. The amount of the fee payable by the Company was determined by Tech-Sym as the allocable portion of certain general and administrative expenses incurred by Tech-Sym based on the Company's net sales, payroll, and capital employed (fixed assets and inventory) in relation to the net sales, payroll and capital employed of Tech-Sym's subsidiaries in the aggregate. In May of 1996, the Company and Tech-Sym entered into a Corporate Services Agreement that provides for a payment of a fee by the Company to Tech-Sym for providing management, financial, and legal services on substantially the same basis as Tech-Sym has been compensated for such services historically. The Company believes that the fees paid to Tech-Sym in 1996, 1997 and 1998 for management, financial and legal services provided by Tech-Sym to the Company were not more than those that would have been payable to an unaffiliated third party for providing such services, and that the fees payable to Tech-Sym under the Corporate Services Agreement for the services to be provided thereunder for 1999 will not be more than the fees that would be required to be paid to an unaffiliated third party to provide such services. In addition, during 1996, 1997 and 1998 the Company paid to Tech-Sym approximately $1.0 million, $700,000 and $400,000, respectively, in interest on outstanding indebtedness owed to Tech-Sym.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "Commission") and the Nasdaq initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than 10% stockholders are required by the Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 1998, all reports required by Section 16(a) to be filed by its directors, officers and greater than 10% beneficial owners were filed on a timely basis, except that Mr. Camp was late in reporting his election as a Director.